Ballard Power Systems Inc.

News Release

Ballard Reports First Quarter 2012 Results

•	Fuel cell product revenue growth of 38%

•	Adjusted EBITDA improvement of 23%

For Immediate Release – May 2, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced its consolidated financial results for the first quarter ended March 31, 2012. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

John Sheridan, President and CEO said, “First quarter results show improvement in all key bottom line metrics, with a 6 point improvement in gross margin and a 23% improvement in Adjusted EBITDA. Top line revenue, which had been expected to be flat in Q1, was down by $1.8 million principally due to temporary softness in material product sales, while revenue growth in the core fuel cell products segment was strong at 38%.”

First Quarter 2012 Highlights

Growth (compared to Q1 2011, unless otherwise noted)

•	Decline in total revenue of $1.8 million to $13.5 million versus expectations for flat revenue growth in Q1.

•	The difference to plan was principally related to temporary softness in material product sales, which are expected to strengthen through the remainder of 2012.

oIn addition, the contract automotive business wound down in Q3 2011. oThese two factors more than offset 38% growth in fuel cell product revenue.

•	Fuel cell stack shipments of 550 units, a 10% increase.

•	Twelve-month rolling order book of $41.1 million.

•	Recent commercial developments:

•	Signing of a non-binding MOU with a major energy company for deployment of a 1MW CLEARgen™ distributed generation fuel cell system in Europe, with shipment expected in 2013.

•	Continued development of a multifaceted partnership with Anglo American, including fuel cell solutions for backup power and locomotives in mining applications and, most recently, small-scale fuel cell systems for home power generation in rural South Africa.

•	Signing of a non-binding MOU with Tata Motors for 12 FCvelocityTM-1100 fuel cell stacks to be delivered in 2012 and 2013 for use in Indian clean energy buses.

•	Signing of a non-binding MOU with WEG Industries for collaboration on product and market development activities in Brazil.

•	Announcement that 30 DBX2000 backup power systems, which had been sold to Delta Solutions (India), are being deployed in Idea Cellular’s India network in 2012.

•	Anticipation of a strategic tender from Motorola Solutions for backup power systems capable of providing extended runtime in Norway’s nationwide TETRA Nodnett emergency services network.

Path to Profitability (compared to Q1 2011, unless otherwise noted)

•	Gross margin improvement of 6 points to 22%.

•	Cash operating cost[1] improvement of 9%.

•	Adjusted EBITDA[2] improvement of 23%.

•	Net income improvement of 20% to ($8.4) million or ($0.10) per share.

•	Cash operating loss improved by $2.9 million, which was offset by an increase in working capital of $3.8 million, resulting in a $0.9 million increase in cash used by operating activities.

•	Cash reserves of $36.5 million, or $27.1 million net of $9.5 million outstanding on the company’s bank operating line.

First Quarter 2012 Financial Highlights

(Millions of U.S. dollars)	Three months ended March 31,
	2012	2011	% Improvement
-
GROWTH
Revenue:
Fuel Cell Products	$10.1	$7.3	38%
Material Products	$3.4	$5.1	(33%)
Contract Automotive	$-	$2.9	(100%)

Total Revenue	$13.5	$15.3	(11%)

Fuel Cell Stack Shipments (units):
Material Handling	351	64	448%
Backup Power	192	367	(48%)
Other*	7	67	(90%)

Total Fuel Cell Stack Shipments	550	498	10%
12 Month Rolling Order Book	$41.1	$36.0

PROFITABILITY

Gross Margin	22%	16%	6-points

Cash Operating Costs[1]	$9.7	$10.7	9%

Adjusted EBITDA[2]	($5.8)	($7.4)	23%

Net Income (Loss)	($8.4)	($10.5)	20%

Earnings Per Share	($0.10)	($0.12)

CASH
Cash Used by Operating Activities:
Cash Operating Income (Loss)	($6.4)	($9.3)	31%
Working Capital Changes	($8.6)	($4.8)	(78%)

Cash Used By Operating Activities	($15.1)	($14.2)	(6%)

Cash Reserves	$36.5	$61.7

Cash Reserves, Net of Operating Line	$27.1	$61.7

• Includes bus modules, and stacks for use in automotive & distributed generation

2012 Business Outlook

Ballard confirmed its guidance on revenue and Adjusted EBITDA for the full year of 2012. The outlook for aggressive growth in fuel cell products is expected to drive full-year total revenue to approximately $100 million. Ballard also continues to expect Adjusted EBITDA2 to be approximately breakeven in 2012.

In addition, the Company notes that it expects to generate positive cash flow in the second half of 2012 and end the year with net cash of approximately $30 million.

For a more detailed discussion of Ballard Power Systems’ first quarter 2012 results, please see the company’s financial statements and management’s discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call
Ballard will hold a conference call on Thursday, May 3rd, 2012 at 8:00 a.m. PST (11:00 a.m. EST) to review its first quarter 2012 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Quarterly Results area of the Investor section of Ballard’s website (www.ballard.com/investors).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements
This release contains forward-looking statements concerning projected revenue growth, product shipments, gross margin, Adjusted EBITDA, cash operating expenses and product sales. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com

Endnotes:
1 Cash Operating Costs measures operating expenses excluding stock based compensation expense, depreciation and amortization, restructuring charges and acquisition costs.
2 EBITDA measures net loss attributable to Ballard Power Systems Inc. excluding finance (or interest) expense, income tax expense or recovery, depreciation of property, plant and equipment, amortization of intangible assets, and goodwill impairment charges. Adjusted EBITDA adjusts EBITDA for stock based compensation expense, transactional gains and losses, asset impairment charges, finance and other income and acquisition costs.

Note that Cash Operating Costs, EBITDA and Adjusted EBITDA, are non GAAP measures. Non GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard’s operating performance and liquidity. These measures should be used in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA and Adjusted EBITDA to the Consolidated Financial Statements, please refer to Ballard’s Management’s Discussion & Analysis.